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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 MM/DD/YY AND ENDING 12/31/2008 MM/DD/YY

SEC Mail Processing Section
FEB 19 2009
Washington, DC
111

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Hamel Road P.O. Box 275
(No. and Street)

Medina MN 55340-0275
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOUGLAS F. OTTEN 952-475-0633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Copeland Buhl & Company P.L.L.P.
(Name – *if individual, state last, first, middle name*)

800 East Wayzata Blvd. Wayzata MN 55391-1766
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, DOUGLAS F. OTTEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Securities, Inc., as of 12/31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOPAZ R MORRISON
Notary Public
Minnesota
My Commission Expires January 31, 2013

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

NORTHERN SECURITIES, INC.

December 31, 2008 and 2007

CONTENTS

COPELAND BUHL & CO

Report of Independent Certified Public Accountants

Board of Directors and Stockholder
Northern Securities, Inc.
Medina, Minnesota

We have audited the accompanying statements of financial condition of Northern Securities, Inc. as of December 31, 2008 and 2007, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Copeland Buhl & Company PLLP
COPELAND BUHL & COMPANY P.L.L.P.

January 30, 2009

COPELAND BUHL & COMPANY P.L.L.P.
Certified Public Accountants
800 East Wayzata Boulevard
Wayzata, Minnesota 55391-1766

www.copelandbuhl.com
Telephone: 952.476.7100
Fax: 952.476.7123
Toll free: 877.476.7100

NORTHERN SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

ASSETS	2008	2007
Current Assets:		
Cash and equivalents	$ 11,890	$ 12,109
Concessions receivable	995	2,021
Total Current Assets	12,885	14,130
Office Equipment, at Cost	11,928	11,928
Less accumulated depreciation	11,928	11,928
Net Office Equipment		
TOTAL ASSETS	$ 12,885	$ 14,130

LIABILITIES AND STOCKHOLDERS' EQUITY		
Stockholder's Equity:		
Common stock - no par value; 100 shares authorized, issued and outstanding	$ 1,000	$ 1,000
Paid in capital	17,983	17,983
Accumulated deficit	(6,098)	(4,853)
Total Stockholder's Equity	12,885	14,130
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 12,885	$ 14,130

See notes to financial statements.

NORTHERN SECURITIES, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31

	2008	2007
Revenues	$ 19,547	$ 53,916
Operating Expenses:		
Officer salary		5,950
Payroll taxes		455
Employee benefits	4,768	13,303
Dues and subscriptions	8,382	18,115
Professional services	3,071	2,749
Telephone	1,772	3,186
Office expense	720	1,200
Regulatory fees	585	585
Advertising	585	516
Auto expenses	496	4,802
Postage	241	204
Supplies	151	448
Meals and entertainment		1,716
Bonding fees		364
Miscellaneous expense	21	12
Total Operating Expenses	20,792	53,605
Net Income (Loss)	$ (1,245)	$ 311

See notes to financial statements.

NORTHERN SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
TWO YEARS ENDED DECEMBER 31, 2008

	Common Stock	Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2007	$ 1,000	$ 17,983	$ (5,164)	$ 13,819
Net Income for the Year Ended December 31, 2007			311	311
Balance, December 31, 2007	1,000	17,983	(4,853)	14,130
Net Loss for the Year Ended December 31, 2008			(1,245)	(1,245)
Balance, December 31, 2008	$ 1,000	$ 17,983	$ (6,098)	$ 12,885

See notes to financial statements.

NORTHERN SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

	2008	2007
Cash Flows from Operating Activities:		
Net income (loss)	$ (1,245)	$ 311
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Decrease in concessions receivable	1,026	525
Net Cash Provided by (Used in) Operating Activities and Net Increase (Decrease) in Cash and Equivalents	(219)	836
Cash and Equivalents - Beginning of Year	12,109	11,273
Cash and Equivalents - End of Year	$ 11,890	$ 12,109

See notes to financial statements.

Note A: Significant Accounting Policies

Nature of Operations

The Company is a broker and dealer of securities. Its principal market is the Minneapolis/St. Paul metropolitan area.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Office Equipment

Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. For financial reporting purposes, the straight-line method of depreciation is followed. For tax reporting purposes, accelerated methods of depreciation are followed for all assets.

Expenditures for maintenance and repairs are charged to operations when the expense is incurred. Expenditures determined to represent additions and betterments are capitalized.

Income Taxes

The Company provides for income taxes based on income reported for financial reporting purposes. Certain charges to earnings differ as to timing from those deducted for tax purposes; these relate primarily to accumulated depreciation. The tax effects of these differences are recorded as deferred income taxes. There are no deferred income taxes for the years ended December 31, 2008 and 2007.

Note B: Income Taxes

At December 31, 2008 and 2007, the Company's provision for income taxes and the deferred tax asset and liability balances were zero.

Cash payments for income taxes during the years ended December 31, 2008 and 2007 were $19 and zero, respectively.

The Company has elected to defer the provisions of FIN 48, Accounting for Income Taxes, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, Loss Contingencies, approach for evaluating uncertain tax positions. We continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note C: Pension Plan

The Company sponsors a money purchase and profit sharing plan covering all employees. Company contributions are voluntary and at the discretion of the Board of Directors. The Company made no contributions to the plan in 2008 and 2007.

SUPPLEMENTAL INFORMATION

NORTHERN SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31

	2008	2007
Net Capital:		
Total Stockholder's Equity	$ 12,885	$ 14,130
Less:		
Haircuts on securities, $11,586 x 2% and $11,281 x 2%, respectively	(232)	(226)
Net Capital	$ 12,653	$ 13,904
Aggregate Indebtedness	$ 0	$ 0
Ratio: Aggregate indebtedness to net capital	$ 0	$ 0

No material differences exist from the Company's calculation computation of net capital.

Independent Auditors' Report on Internal Control

Board of Directors and Stockholder
Northern Securities, Inc.
Medina, Minnesota

In planning and performing our audit of the financial statements of Northern Securities, Inc. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered Northern Securities, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This communication is intended solely for the information and use of management, the board of directors, stockholder, and others within the organization, and U.S. Security and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Copeland Buhl & Company PLLP

COPELAND BUHL & COMPANY P.L.L.P.

January 30, 2009

END